SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            --------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         AMERUS LIFE HOLDINGS, INC.
                              (NAME OF ISSUER)

                      7.00% ADJUSTABLE CONVERSION-RATE
                           EQUITY SECURITY UNITS
                       (TITLE OF CLASS OF SECURITIES)

                                 030734206
                               (CUSIP NUMBER)


                          JOSEPH K. HAGGERTY, ESQ.
                              GENERAL COUNSEL
                         AMERUS LIFE HOLDINGS, INC.
                             699 WALNUT STREET
                           DES MOINES, IOWA 50309
                               (515) 362-3600
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 30, 1998
          (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Continued on following pages)



 CUSIP NO. 030732       13D
 --------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          AmerUs Group Co.
          42-1459713
 --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
          [  ]  (a)
          [  ]  (b)
 --------------------------------------------------------------------------
 3   SEC USE ONLY

 --------------------------------------------------------------------------
 4   SOURCES OF FUNDS*
          WC
 --------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                               [ ]
 --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Iowa
 --------------------------------------------------------------------------
                              7    SOLE VOTING POWER            N/A
       NUMBER OF              ---------------------------------------------
        SHARES                8    SHARED VOTING POWER          N/A
     BENEFICIALLY             ---------------------------------------------
    OWNED BY EACH             9    SOLE DISPOSITIVE POWER       395,200
       REPORTING              ---------------------------------------------
     PERSON WITH              10   SHARED DISPOSITIVE POWER     -0-

 --------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          395,200
 --------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

 --------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.60%
 --------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
          HC, CO
 --------------------------------------------------------------------------
 *     SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 030732       13D
 --------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          American Mutual Holding Company
          42-1458424
 --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
          [  ]  (a)
          [  ]  (b)
 --------------------------------------------------------------------------
 3   SEC USE ONLY

 --------------------------------------------------------------------------
 4   SOURCES OF FUNDS*
          N/A
 --------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                               [ ]
 --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Iowa
 --------------------------------------------------------------------------
                              7    SOLE VOTING POWER            N/A
       NUMBER OF              ---------------------------------------------
        SHARES                8    SHARED VOTING POWER          N/A
     BENEFICIALLY             ---------------------------------------------
     OWNED BY EACH            9    SOLE DISPOSITIVE POWER       -0-
      REPORTING               ---------------------------------------------
     PERSON WITH              10   SHARED DISPOSITIVE POWER     -0-

 --------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          395,200
 --------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

 --------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.60%
 --------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
          HC, CO
 --------------------------------------------------------------------------
 *     SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D

 ITEM 1.   SECURITY AND ISSUER.

           This statement relates to the 7.00% Adjustable Conversion-Rate Equity Security Units (the "ACES"), of AmerUs Life Holdings, Inc., an Iowa corporation ("Issuer" or "AmerUs"). The address of the principal executive offices of the Issuer is 699 Walnut Street, Des Moines, Iowa.

           The filing of this form does not constitute an admission that the ACES constitute a derivative of an equity security.

 ITEM 2.   IDENTITY AND BACKGROUND.

           (a)-(c), (f)   This statement is filed on behalf of American
 Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Group Co., an Iowa corporation and a wholly owned subsidiary of AMHC ("AmerUs Group"). AMHC is a mutual insurance holding company and AmerUs Group is the controlling shareholder of AmerUs and also the owner of various other businesses which operate primarily in the real estate sector. The address of the principal business and offices of each of AmerUs Group and AMHC is 699 Walnut Street, Des Moines, Iowa. The required information concerning directors and executive officers of AMHC and AmerUs Group is set forth on Schedule 1 hereto.

           (d)-(f) During the last five years, neither AmerUs Group nor AMHC nor, to their knowledge, any of the persons listed on Schedule 1 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceedings have they been or are they subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violations with respect to such laws.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On November 30, 1998, AmerUs Group purchased 15,000 ACES in a series of open market transactions, for an aggregate of $343,725. On December 1, 1998, AmerUs Group purchased an additional 330,200 ACES in a series of open market transactions, for an aggregate of $7,384,938. AmerUs Group purchased an additional 50,000 ACES on December 3, 1998, in a series of open market transactions, for an aggregate of $1,217,625. AmerUs Group obtained the funds for these transactions from its working capital.

 ITEM 4.   PURPOSE OF TRANSACTION.

           AmerUs Group has invested in the ACES for general investment purposes and may, from time to time, acquire or dispose of ACES, depending on market conditions and other factors.

           (a)-(j) AmerUs is a direct subsidiary of AmerUs Group, which in turn is a wholly-owned direct subsidiary of AMHC. AmerUs Life is a wholly-owned direct subsidiary of AmerUs. As a result of such ownership, AMHC, AmerUs Group, the other subsidiaries of AmerUs Group and AmerUs and its subsidiaries have a variety of relationships, certain of which are summarized below. Certain of these relationships involve future commitments and others may be indicative of relationships which may be entered into
 from time to time in the future.   As used herein, "AmerUs Affiliated
 Group" means AMHC and its direct and indirect subsidiaries now or hereafter existing, other than AmerUs and its subsidiaries, and "AmerUs Control Group" means, collectively, AMHC and AmerUs Group.

 Ownership of Voting Interests of AmerUs

           In 1995, the Board of Directors of AmerUs' predecessor adopted a plan of reorganization pursuant to which AMHC was formed as a mutual insurance holding company and AmerUs' predecessor was converted into a stock life insurance company and its name was changed to AmerUs Life Insurance Company ("AmerUs Life"). As a result of the reorganization, AMHC is required by Iowa law to own, directly or indirectly through one or more intermediate holding companies, shares of capital stock of AmerUs Life which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of the capital stock at a shareholders' meeting of AmerUs Life. In compliance with this requirement, all of the issued and outstanding shares of AmerUs Class B Common Stock, no par value (the "AmerUs Class B Common Stock"), and a substantial number of shares of AmerUs Class A Common Stock, no par value (the "AmerUs Class A Common Stock"), are owned by AmerUs Group, a wholly-owned subsidiary of AMHC. Additionally, AmerUs' Charter provides that no shares of its AmerUs Class B Common Stock may be owned by any person other than AMHC, a subsidiary of AMHC or another mutual insurance holding company or intermediate holding company as expressly authorized by Iowa law or by the Iowa Insurance Commissioner. Any proposed amendments to such provisions of the AmerUs Charter are subject to approval by the Iowa Insurance Commissioner and the Iowa Attorney General.

  AMHC's Policy with Respect to Corporate Opportunities

           AmerUs has been advised that AMHC has adopted a general policy with respect to certain corporate opportunities presented to AMHC. The implementation of such policy in any situation is expressly subject to any applicable regulatory, tax, contractual or legal restrictions as well as issues as to feasibility. Pursuant to such policy, so long as AMHC directly or indirectly owns at least 50.1% of the voting power of the outstanding common stock of AmerUs (the "Voting Control Period"), AMHC intends to first offer to AmerUs any corporate opportunity relating to the acquisition of any stock life insurance company or any company (other than a mutual insurance holding company) primarily engaged in owning a stock life insurance company. During the Voting Control Period, AMHC also intends to first offer to AmerUs any corporate opportunity primarily relating to a joint venture, partnership, or similar affiliation in the life insurance or annuity industry. During the Voting Control Period, in the event that AMHC merges with a mutual insurance holding company owning a stock life insurance company or a mutual insurance company is reorganized pursuant to Chapter 521A of the Iowa Code into a stock life insurance company subsidiary of AMHC, AMHC intends, if the other party to the transaction agrees, to offer AmerUs the corporate opportunity to combine such acquired company with AmerUs or a subsidiary thereof in exchange for appropriate consideration.

           Any combination would be on terms which are approved by a majority of the independent directors of AMHC and AmerUs and set forth in a written agreement between the parties. However, neither AMHC nor AmerUs is obligated to take any action which is not consistent with their respective fiduciary duties or applicable contractual, regulatory, tax or legal requirements. Moreover, the results of negotiations with parties interested in a potential transaction or other factors, such as feasibility or a desire to maintain the separate identities and assets of two insurers, may result in AMHC not presenting a potential transaction to AmerUs or a company acquired by AMHC not being combined with AmerUs or a subsidiary thereof.

           Under AMHC's policy, a corporate opportunity is considered to be a business opportunity in the life insurance and annuity business known to AMHC which AmerUs is legally and financially able to undertake, is of practical advantage to AmerUs and is one in which AmerUs has an interest or a reasonable expectancy. If AmerUs does not choose to pursue a corporate opportunity within a reasonable period after such opportunity is first presented to it, AMHC would not intend to afford AmerUs any further opportunity with respect to such potential transaction.

 AmerUs Intercompany Agreement

           AMHC, AmerUs Group and AmerUs have entered into an Amended and Restated Intercompany Agreement dated as of December 1, 1996 (the "AmerUs Intercompany Agreement"). The following summary of the AmerUs Intercompany Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to such agreements.

              AMHC Consent to Certain Events. The AmerUs Intercompany Agreement provides that until the date on which the members of the AmerUs Control Group cease to control at least 50.1% of the combined voting power of the outstanding AmerUs Common Stock (the "Trigger Date"), the prior written consent of AMHC will be required for: (i) any consolidation or merger of AmerUs or any of its subsidiaries with any person (other than certain transactions involving wholly owned subsidiaries); (ii) any sale, lease, exchange or other disposition or any acquisition by AmerUs or any of its subsidiaries (other than transactions to which AmerUs and its wholly owned subsidiaries are the only parties), or any series of related dispositions or acquisitions, involving consideration in excess of $20 million; (iii) any change in the authorized capital stock of AmerUs or the creation of any class or series of capital stock of AmerUs, (iv) any issuance by AmerUs or any subsidiary of AmerUs of any equity securities or equity derivative securities, except (a) up to three million shares of AmerUs Class A Common Stock pursuant to employee and director stock option, profit sharing and other benefit plans of AmerUs and its subsidiaries, (b) the issuance of Preferred Stock which is not convertible or exchangeable into AmerUs Class A Common Stock and which only has voting rights required by law, (c) the issuance of shares of capital stock of a wholly owned subsidiary of AmerUs and
      (d) pursuant to the Transactions (defined as AmerUs's February 1997 initial public offering and any corporate AmerUs Reorganization or transaction undertaken in connection with the initial public offering to which AmerUs or any of its subsidiaries is a party); (v) the dissolution of AmerUs; (vi) transactions or a series of related transactions with affiliates of AmerUs (other than members of the AmerUs Affiliated Group) involving consideration in excess of $10 million, other than (a) the Transactions, (b) transactions on terms substantially the same as or more favorable to AmerUs than those that would be available from an unaffiliated third party and (c) transactions between or among any of AmerUs and its wholly owned subsidiaries; and (vii) any corporate action by AmerUs which would cause AmerUs or AmerUs Life to violate the requirements of Section 521A.14 of the Iowa Insurance Code (relating to mutual insurance holding companies).

              Equity Purchase Rights. AmerUs has agreed that, to the extent permitted by the New York Stock Exchange ("NYSE") so long as AmerUs is listed on NYSE, and so long as the AmerUs Control Group controls at least 50.1% of the combined voting power of the outstanding Common Stock of AmerUs, the AmerUs Control Group may purchase its pro rata share (based on its then current percentage equity interest in AmerUs) of any voting equity security issued by AmerUs (excluding any such securities offered in connection with any merger acquisition, exchange offer, employee and director stock option or other benefit plans, dividend reinvestment plans and other offerings other than for cash).

              Other. The AmerUs Intercompany Agreement provides that AmerUs will indemnify each member of the AmerUs Affiliated Group and each of their respective officers, directors, employees and agents against losses based on, arising out of or resulting from certain activities of AmerUs or its subsidiaries and certain other matters. AMHC agreed to indemnify AmerUs and its subsidiaries and each of their respective officers, directors, employees and agents against losses based on, arising out of or resulting from certain specifically identified matters. AmerUs Group and certain members of the AmerUs Affiliated Group have granted to AmerUs and certain of its subsidiaries, a non-exclusive, revocable license to use the AmerUs name and certain trademarks solely in connection with AmerUs' life insurance business and activities related to such life insurance business. AmerUs has granted to the AmerUs Control Group certain demand and "piggyback" registration rights with respect to shares of AmerUs Common Stock owned by it. AmerUs has agreed that all distribution arrangements in effect as of September 15, 1996 pursuant to which members of the AmerUs Affiliated Group distribute insurance products of AmerUs or its subsidiaries shall continue until the Trigger Date. Until the Trigger Date, AmerUs has agreed to provide to the AmerUs Affiliated Group certain management and administrative services.

 Additional Relationship

      AmerUs and AmerUs Life has entered into a variety of additional arrangements as described in AmerUs' periodic filings with the Securities and Exchange Commission, including asset and property management contracts, various limited partnership and joint venture agreements, various loan servicing agreements, marketing agreements, financing arrangements and various arrangements involving the purchase of loans and securitization thereof. All such relationships were made on terms which were intended to approximate arms' length transactions. In addition, AmerUs and AmerUs Life provide certain communications, tax, law department, accounting department, internal audit, administrative and data processing services to such other parties to the agreements, as requested.

           Except as disclosed in this Item 4, neither AMHC nor AmerUs Group has current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
 Schedule 13D.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date hereof, the aggregate number of ACES beneficially owned by AmerUs Group (directly) and AMHC (indirectly) is 395,200, representing approximately 8.60% of the outstanding ACES. Information concerning beneficial ownership of ACES by officers and directors is set forth on Schedule 1.

           (b) AmerUs Group has sole power to dispose of all of the ACES beneficially owned by it. There are no ACES with respect to which AmerUs Group has shared power to dispose or direct the disposition. There are no ACES with respect to which AMHC has sole or shared power to dispose or direct the disposition.

           (c) Except as disclosed in Item 3, there have been no transactions in the ACES that were effected during the past sixty days by AMHC, AmerUs Group or, to the knowledge of AMHC or AmerUs Group, any of their respective officers or directors.

           (d)-(e)  Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Item 4.

           In addition, under the AmerUs Charter, AMHC and AmerUs Group, as beneficial holders of the shares of AmerUs Class B Common Stock, have the right to cast at least a majority of the votes of the outstanding shares of the capital stock of AmerUs, except where the AmerUs Charter or Iowa law require separate class votes. The foregoing description is qualified in its entirety by reference to the AmerUs Charter, which is incorporated herein by reference.

           By virtue of their control of a majority of the voting power of AmerUs, AmerUs Group (directly) and AMHC (indirectly) have the ability to appoint all of the members of AmerUs' Board of Directors. As noted on
 Schedule 1, several executive officers and directors of AmerUs also serve as executive officers and/or directors of AmerUs Group and AMHC.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           The exhibits included as part of this Schedule 13D are those listed in the Index of Exhibits attached hereto.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              December 4, 1998
                              ------------------------------------
                              DATE


                                  /s/ MICHAEL G. FRAIZER
                              ------------------------------------
                              NAME:  MICHAEL G. FRAIZER
                              TITLE: SENIOR VICE PRESIDENT AND
                                       CONTROLLER/TREASURER


                              AMERUS GROUP CO.





                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              December 4, 1998
                              ------------------------------------
                              DATE


                                    /s/   MICHAEL G. FRAIZER
                              ------------------------------------
                              NAME:  MICHAEL G. FRAIZER
                              TITLE: SENIOR VICE PRESIDENT AND
                                       CONTROLLER/TREASURER


                               AMERICAN MUTUAL HOLDING COMPANY




                               INDEX TO EXHIBITS

 Exhibit No.    Description
 -----------    -----------
      1         Amended and Restated Agreement and Plan of Merger, dated as of September 19, 1997 and as amended and restated as of October 8, 1997, by and among the Issuer, AFC Corp. and
                AmVestors Financial Corporation ("AmVestors") (included as
                Annex I to the Joint Proxy Statement/Prospectus contained in the Issuer's Registration Statement on Form S-4,
                Registration Number 333-40065), is incorporated herein by reference.

      2 Amended and Restated Articles of Incorporation of the Issuer, filed as Exhibit 3.5 to the registration statement of the Issuer on Form S-1, Registration Number 333-12239, are incorporated herein by reference.

      3 Bylaws of the Issuer, filed as Exhibit 3.2 to the registration statement of the Issuer on Form S-1, Registration Number 333- 12239, are incorporated herein by reference.

      4 Amended and Restated Intercompany Agreement dated as of December 1, 1996, among American Mutual Holding Company, AmerUs Group Co. and the Issuer, filed as Exhibit 10.81 to the Issuer's registration statement on Form S-1, Registration Number 333-12239, is incorporated herein by reference.


                                 SCHEDULE 1

  DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN MUTUAL HOLDING COMPANY AND
                              AMERUS GROUP CO.

         The name, business address, principal occupation or employment of, and, to the knowledge of AMHC and AmerUs Group, the number of ACES beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by each of the directors and executive officers of AMHC and AmerUs Group is set forth below. Each individual is a citizen of the United States.

                                                               Number of ACES
 Name                             Principal Occupation          Beneficially
 Business Address                    or Employment                 Owned
 ----------------                 --------------------         --------------
 Roger K. Brooks *             Chairman, President and Chief       0
 699 Walnut Street             Executive Officer of AmerUs,
 Des Moines, Iowa              AmerUs Group and AMHC

 Victor N. Daley               Senior Vice President, Chief        0
 699 Walnut Street             Administration & Human
 Des Moines, Iowa              Resources Officer of AmerUs,
                               AmerUs Group and AMHC

 Michael G. Fraizer            Senior Vice President,              0
 699 Walnut Street             Treasurer and Controller
 Des Moines, Iowa              of AmerUs, AmerUs Group
                               and AMHC

 Thomas C. Godlasky            Executive Vice President            0
 699 Walnut Street             and Chief Investment
 Des Moines, Iowa              Officer of AmerUs, AmerUs
                               Group and AMHC

 Marcia S. Hanson              Executive Vice President of        0
 699 Walnut Street             AmerUs and AmerUs Group
 Des Moines, Iowa

 Sam C. Kalainov *             Chairman-Emeritus of               0
 699 Walnut Street             AmerUs Group and AMHC
 Des Moines, Iowa

 John R. Albers *              President and Chief Executive      0
 9400 North Central            Officer of Fairfield
   Expressway                  Enterprises, Inc.
 Suite 1250
 Dallas, Texas 75231

 Wesley H. Boldt **            President of Quality Life         0
 4401 Westown Parkway          Corporation
 Suite 305
 West Des Moines, Iowa 50266

 Joseph A. Borgen **            President of Des Moines          0
 2006 South Ankeny Blvd.        Area Community College
 Ankeny, Iowa  50021

 Malcolm Candlish *             Retired (Former Chairman         0
 465 Wells Way                  of First Alert, Inc.)
 Osprey, Florida  34229

 Thomas F. Gaffney *            Managing Director of            7,000
 880 Carillon Parkway           Raymond James Capital, Inc.
 St. Petersburg,
   Florida 33716

 John W. Norris, Jr. *          Chairman and Chief Executive     0
 P.O. Box 799900                Officer of Lennox
 Dallas, Texas 75379            International, Inc.

 Jack C. Pester *               Senior Vice President of         0
 Nine Greenway Plaza            the Coastal Corporation
 Houston, Texas 77046

 ------------------
 * Each of the indicated individuals serves as a director of AmerUs, AmerUs Group and AMHC.

 ** Each of the indicated individuals serves as a director of AmerUs Group and AMHC.